

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 4, 2013

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108

      Re: BlackRock Fixed Income Strategic Opportunities
              File Nos. 811-22774 & 333-185205

Dear Mr. DeCapo:

On November 30, 2012, you filed a registration statement on Form N-2 for BlackRock Fixed Income Strategic Opportunities (the "Trust"). We have reviewed the registration statement and our comments are provided below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

<u>PROSPECTUS:</u>

Prospectus Summary — Investment Policies (page 1)

1.   The first paragraph of this section states that, under normal market conditions, the Trust will invest at least 80% of its Managed Assets in loan and debt instruments and loan-related and debt-related instruments. Inasmuch as the Trust includes the term "fixed income" in its name, the Trust must have a policy to invest at least 80% of its assets in fixed income investments. *See* Rule 35d-1 under the Investment Company Act of 1940 ("Investment Company Act"). Please revise the policy to make clear that each of the instruments identified in the policy are fixed income instruments. For example, the policy should specify that the Trust invests in *fixed income* loan and debt instruments. In addition, please define the terms "loan-related" and "debt-related" instruments and explain to us why it is appropriate to treat such instruments as fixed income investments.

2.   The fourth paragraph of this section states that the Trust may invest in fixed income securities of any type, including those with "fixed, *floating or variable interest rates, those with interest rates that change based on multiples of changes in a specified reference interest rate or index of interest rates and those with interest rates that change inversely to changes in interest rates, as well as those that do not bear interest.*" (Emphasis added.) Please explain to us why each of the types of securities appearing in italics should be considered fixed income securities, inasmuch as they do not pay fixed rates of interest.

3.	The eighth paragraph of this section states that the Trust may invest in other open- or closed-end investment companies, including exchange-traded funds. Please ensure that a line item will be included in the Trust's fee table for Acquired Fund Fees and Expenses. *See* Instruction 10 to Item 3 of Form N-2. This paragraph also provides that the Trust treats its investments in open- or closed-end investment companies that invest "primarily" in fixed income securities as investments in fixed income securities. Please substitute "substantially all" or other similar language for the word "primarily." Alternatively, please define "primarily" and explain to us why it is appropriate to treat investment companies that invest primarily in fixed income securities as fixed income securities for purposes of complying with the Trust's 80% policy required by Rule 35d-1 under the Investment Company Act.

Prospectus Summary — Special Risk Considerations — *Strategic Transactions and Derivatives Risk* **(page 15)**
Prospectus Summary — Special Risk Considerations — *Swaps Risk* **(page 16)**

4.	Disclosure in these sections states that the Trust may invest in various derivative instruments, including credit default swaps and total return swaps. Please explain to us how the Trust will value derivatives for purposes of (i) the Trust's policy to invest at least 80% of its Managed Assets in fixed income securities, and (ii) calculating the amount of Managed Assets, on which the Advisor charges its Management Fee. Please provide in your response letter an affirmative statement that the Trust will not use notional value of its derivative investments for purposes of determining its Management Fee and include similar language in the Investment Management Agreement.

Summary of Trust Expenses (page 20)

5.	The introductory paragraph states that the Trust's expenses have been estimated based on the assumption that the Trust "issues __ common shares." Please also set forth the aggregate dollar amount of the offering in this paragraph.

6.	Footnote (1) to the fee table states that the Adviser has agreed to pay such organizational and offering expenses of the Trust to the extent the organizational and offering expenses exceed $__ per common share. We do not believe the inclusion of organizational expenses in this arrangement is permissible under GAAP because of the different accounting treatment for these costs. Organizational expenses, when incurred by the Trust, are required to be expensed immediately and reflected as an expense in the statement of operations accompanying the seed balance sheet. Offering costs, however, are deferred until the sale of shares to the public and do not immediately impact the net assets on the seed balance sheet date. Once the sale of shares to the public occurs, offering costs are charged to paid-in-capital. *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 8.30 (2012). While the Advisor can consider either contributing additional seed money to the Trust to pay the organizational expenses or waiving the organizational expenses and reimbursing the Trust at a later date, it is contingent upon the size of the offering. Since this is likely unknown at the time of the seed balance sheet date it is likely uncertain exactly how the organizational expenses will be funded and whether the Trust

Thomas A. DeCapo, Esq.
January 4, 2013
Page 3

has met the minimum seed balance capital requirements. For this reason, we request you exclude organizational costs from calculation of the Advisor's payment of offering costs.

7.   Footnote (4) presents a fee table assuming that no leverage is used. Please revise this footnote fee table, using different font and formatting, to ensure that investors do not confuse it with the fee table presented in the text, which assumes the use of leverage.

STATEMENT OF ADDITIONAL INFORMATION:

Investment Objectives and Policies — Investment Restrictions — *Fundamental Investment Restrictions* **(page S-2)**

8.   The first fundamental investment restriction states that the Trust may not concentrate its investments in any particular industry "provided, that the Trust will invest at least 25% of its total assets in mortgage related securities, which for purposes of this investment restriction the Trust will treat as an industry or group of industries." We note that mortgage-backed securities ("MBS") may be issued by U.S. Government agencies or instrumentalities ("Government MBS") or by private entities ("Private MBS"). Generally, we do not consider U.S. Government securities, including Government MBS, to be subject to the concentration policy requirement in Section 8(b)(1)(E) of the Investment Company Act because the U.S. Government is not considered to be part of an industry. *See* Investment Company Act Release No. 9785 (May 31, 1977). The staff of the Division of Investment Management, however, considers the issuers of Private MBS to be in an industry. Accordingly, please revise the Trust's policy to make clear whether the Trust will invest at least 25% of its total assets in Private MBS.

9.   The second paragraph after the fundamental investment restrictions provides that the policy will be interpreted to permit investment without limit in "securities of state, territory, possession or municipal governments and their authoritites, agencies, instrumentalities or political subdivisions." Please revise this to specify that the policy does not apply to *tax exempt* securities issued by governments or political subdivsions of governments. *See* Invesment Company Act Release No. 9785 (May 31, 1977).

Strategic Transactions and Other Management Techniques — *Total Return Swaps* **(page S-13)**

10.   This section states that the Trust may engage in total return swaps. The Trust discloses that if the total return swap transactions are entered into on a net basis, the net amount of the excess, if any of the Trust's obligations over its entitlements with respect to each total return swap will be accrued on a daily basis, and an amount of liquid assets having an aggregate net asset value at least equal to the accrued excess will be segregated by the Trust. When the Trust engages in total return swaps it must set aside an appropriate amount of segregated assets. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with

the leverage provisions of the Investment Company Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Trust operates.

GENERAL COMMENTS:

11.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

13.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

14.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

16.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel